EXHIBIT A
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[CSN LOGO]                                                 FOR IMMEDIATE RELEASE
Companhia Siderurgica Nacional
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                                             Rio de Janeiro, November 14th, 2006
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| CSN is a leading global steel       |   | CSN's process is based on the      |
| producer with operations in Latin   |   | integrated steelworks concept that |
| America, North America, and Europe. |   | uses the Company's own sources of  |
| The Company is a fully integrated   |   | iron ore, limestone and dolomite.  |
| steel producer, the largest coated  |   | Besides its captive mines, CSN     |
| steel producer in Brazil, with      |   | controls logistics assets -- ports |
| current capacity of 5.6 million tons|   | and railways -- which enable an    |
| of crude steel, 5.1 million tons of |   | extremely cost efficient operation.|
| rolled products and 2.9 million tons|   | This concept allows CSN to         |
| of coated steel capacity. Over 50%  |   | continueously capture important    |
| of CSN's steel products are high    |   | levels of sinergies, thus assuring |
| value added ones. CSN is also the   |   | its position as one of the most    |
| sole tin-plate producer in Brazil   |   | cost competitive steel producers   |
| and the fifth largest producer of   |   | in the world.                      |
| tin plate in the world.             |   |                                    |
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        CSN PROVIDES SIGNIFICANTLY IMPROVED OFFER TO WHEELING-PITTSBURGH
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                                  SHAREHOLDERS
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                               NEW OFFER INCLUDES:

                 Increased Contribution by CSN into the Merger,
                        Strengthening the Balance Sheet;

       Ability for Wheeling-Pittsburgh Shareholders to Participate Further
                    in Upside Potential of Combined Company;

                   Higher Cash Value for Depositary "B" Shares

SAO PAOLO, BRAZIL, NOVEMBER 14, 2006 - Companhia Siderurgica Nacional ("CSN") (NYSE: SID) today sent a letter to the Board of Directors of Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) containing a substantially enhanced offer to Wheeling-Pittsburgh shareholders as they consider the pending merger of Wheeling-Pittsburgh with CSN's North American assets.

Specifically, the letter outlines the following:

o As consideration for CSN's 49.5% interest in the combined company (the "Company"), CSN will contribute an incremental $50 million of cash to Wheeling-Pittsburgh, in addition to the contribution of: CSN LLC; the Slab Supply Agreement, that provides very favorable working capital terms and credit to Wheeling-Pittsburgh; the Exclusivity Agreement, that provides Wheeling-Pittsburgh exclusive marketing rights in North America for CSN products; and the Technology Sharing Agreement;

o CSN will increase the value of the depositary "B" share to $32 from $30, which CSN will be required to redeem in four years;

o     CSN will reduce the Company's Convertible Debt to $175 million; and

o CSN would seek to commit the Company to a rights offering one year after the closing of the merger so that non-CSN shareholders would have the option to purchase up to 4.6 million shares (equal to half of the shares underlying the Convertible Debt) at the Convertible Debt strike price.


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[CSN LOGO]                                                 FOR IMMEDIATE RELEASE
Companhia Siderurgica Nacional
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      The revised offer follows continued conversations with major
      Wheeling-Pittsburgh shareholders, and is responsive to their diverse aims and objectives. This offer:

o IMPROVES THE ECONOMIC CONSIDERATION TO THE UNDERLYING MERGER, which responds to questions regarding the appropriateness of the value of CSN's assets being contributed;
o INCREASES THE "CASH" COMPONENT BY RAISING THE VALUE OF THE DEPOSITARY "B" SHARE TO $32, and represents $24.41 in present value assuming a 7% yield-to-maturity, which implies a 34% premium to the closing price of $18.24 as of November 13, 2006. As an expression of its confidence in the benefits of the merger, CSN will take the risk that if it is unable to resolve any successorship issues with the USW, it will commit to sell shares in order to remain below 50% of ownership while purchasing the B shares;
o STRENGTHENS THE BALANCE SHEET, by increasing the equity contribution by $50 million cash and reducing the Convertible Debt by $50 million;
o RETAINS THE MERGER STRUCTURE THAT PROVIDES SHAREHOLDERS FREEDOM OF CHOICE TO TAKE EITHER "B" SHARE CASH OR EQUITY UPSIDE, which is in response to significant shareholder interest in continuing its equity participation;
o IMPROVES SHAREHOLDERS' ABILITY TO PARTICIPATE FURTHER IN FUTURE UPSIDE, through a rights offering at the end of the first year following completion of the merger; and
o PROVIDES CURRENT WHEELING-PITTSBURGH SHAREHOLDERS WITH THE ABILITY TO MAINTAIN CONTROL EQUAL TO THEIR 50.5% THROUGH THE COMBINED COMPANY'S MERGER CONSIDERATION AND RIGHTS OFFERING

Marcos Lutz, managing director for infrastructure and energy for CSN, said "This is a winning proposition for all Wheeling-Pittsburgh shareholders. We believe we have addressed each aspect of our offer, and have improved each component significantly. Wheeling-Pittsburgh shareholders will have more hard value, more options, more control and a stronger combined company. We continue to strongly believe that the proposed combination of our North American assets with Wheeling-Pittsburgh provides significant value creation, and this enhanced offer provides further benefits to Wheeling-Pittsburgh shareholders.

"With the annual meeting of shareholders at the end of this week, it is now time for Wheeling-Pittsburgh shareholders to decide. Shareholders can choose to accept this transaction, if the current directors are re-elected," concluded Mr. Lutz.

Further, John Hastings, Managing Director of RBC Dain Rauscher, the agent bank for Wheeling-Pittsburgh's federally guaranteed loan said, "We welcome improvements to Wheeling-Pittsburgh's balance sheet, and enhancing the credit worthiness of Wheeling-Pittsburgh will be viewed as a positive by the banking group. The capital contribution contemplated by this revised proposal appears to meet those goals."

Under the original Agreement and Plan of Merger previously announced on October 24, 2006, the parties agreed to merge Wheeling-Pittsburgh with a subsidiary of CSN, as a result of which the Wheeling-Pittsburgh shareholders would receive 50.5% of the combined company and CSN the remaining 49.5%. CSN had also agreed to contribute $225 million in cash through the issuance by the combined company of a convertible debt security.

On November 6, 2006, the companies announced an enhanced proposal, under which for each share of Wheeling-Pittsburgh, shareholders will have the choice of electing to receive either i) a share of common stock in the new combined company ("A Share"); ii) a Depositary Share that requires CSN to pay $30 per share in cash four years after the merger ("B Share"); or iii) a combination of A and B Shares. Each B share will represent the same class of common stock as the A Share that is deposited with a depositary and will be subject to a mandatory purchase by CSN for $30 per share on the 4th anniversary of the merger. The total number of B Shares will be limited to 50 percent of the total of A and B shares issued in the merger. The B shares will be listed for trading on the NASDAQ. CSN and the Company are in discussions to finalize the enhancement, subject to an amendment of the existing definitive agreements.

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ABOUT WHEELING-PITTSBURGH
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Wheeling-Pittsburgh was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation. Its headquarters is located in Wheeling, WV, with major production facilities in the Upper Ohio and Monongahela valleys. Wheeling-Pittsburgh is a holding company that, together with its several subsidiaries and joint ventures, produces steel and steel products using both integrated and electric arc furnace technology. The Company has slab making production capacity of 2.8 million short tons and hot rolling capacity of 3.4 million short tons. Approximately 65 percent of its sales are comprised of high value-added products.


ABOUT COMPANHIA SIDERURGICA NACIONAL
------------------------------------

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. CSN is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 21.5 million tons of iron ore, 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore. Besides the iron ore mine, CSN controls logistics assets - ports and railways - that enable an extremely cost efficient and reliable loading and unloading of slabs and ore for deep sea vessels. This integrated steelworks concept allows CSN to be one of the most cost competitive steel producers in the world. CSN has has operations in the United States since 2001 through its wholly owned subsidiary Companhia Siderurgica Nacional, LLC (formerly known as Heartland Steel) located at Terre Haute, Indiana. Companhia Siderurgica Nacional LLC has an annual production capacity of 1 million tons of pickled and oiled, cold rolled and galvanized products. CSN shares are traded on the Sao Paolo (BOVESPA) and New York (NYSE) stock exchanges.




CONTACTS
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For CSN
-------
Jose Marcos Treiger (Investors)
+55-11-3049-7511

For Wheeling-Pittsburgh Corporation
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Dennis Halpin (Investors)
304-234-2421


The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings Corp. and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings Corp. and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings Corp. and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.



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